UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 10)*

                                J2 COMMUNICATIONS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                            JOHN C. KIRKLAND, ESQ.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7700
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               [MARCH 5, 2001]
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 10)

--------------------------------------------------------------------------------
CUSIP No. 46625420
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            DANIEL S. LAIKIN
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

            PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                           [_]
--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        165,900
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        165,900
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            165,900
--------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                  [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.65%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN

                               (Page 2 of 5 Pages)

--------------------------------------------------------------------------------
CUSIP No. 46625420
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            PAUL SKJODT
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

            PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            CANADA
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        159,300
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        159,300
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            159,300
--------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                  [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.15%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN

                               (Page 3 of 5 Pages)

                                  SCHEDULE 13D
                               (Amendment No. 10)

ITEM 1.  SECURITY AND ISSUER

      The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on March 5, 2001, by Daniel S. Laikin, a citizen of the United States of America ("Mr. Laikin") and Paul Skjodt, a citizen of Canada (collectively, the "Registrants") relating to the common shares, no par value (the "Shares"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999, November 22, 1999, July 20, 2000, July 25, 2000, and August 11, 2000, is hereby amended to furnish and restate the information set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is hereby amended to add the following:

      The Registrants have entered into a binding Letter Agreement with the Issuer, dated as of March 5, 2001 (the "Agreement"), which provides, among other things, for Registrants or their associates or affiliates to (a) acquire all of the shares of common stock of the Issuer which are owned by James P. Jimirro ("Jimirro"), all of Jimirro's vested stock options and all the shares issuable to Jimirro upon the exercise of his vested stock appreciation rights, (b) purchase between 227,273 and 527,273 shares directly from the Issuer, and (c) commence, subject to the occurrence of certain events, a tender offer at $15 per share for all shares of the common stock of the Issuer not owned by the Registrants.

      The Agreement also provides for Jimirro's Restated Employment Agreement dated as of July 1, 1999, pursuant to which he has been serving as President and Chief Executive Officer of the Issuer, to be terminated. A portion of the proceeds from the sale of shares to the Registrants will be used to satisfy certain deferred compensation and other obligations of the Issuer to Jimirro.

      At its next meeting of shareholders, the Issuer will submit a proposal to its shareholders to change the name of the company to "National Lampoon." Registrants and Jimirro have agreed to vote in favor of the name change.

      The Issuer has agreed to amend the Rights Agreement dated as of July 15, 1999, between the Company and U.S. Stock Transfer Corporation as Rights Agent, to except as a Triggering Event under (and as defined in) the Rights Agreement any purchase of share by Registrants, their affiliates, associates or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or to redeem that all of the outstanding Rights, under (and as defined in) the Rights Agreement within fifteen (15) days of execution of the Agreement.

      If the transactions contemplated by the Agreement are consummated, the Registrants will acquire control of the Issuer. Registrants intend to engage business and financial advisors, multimedia and entertainment industry executives, and a new creative team, to develop and adopt business plans and programs for marketing, licensing, establishing strategic partnerships, developing television and film properties, publishing magazines and books, developing the Issuer's website, www.NationalLampoon.com, and exploring other opportunities to reintroduce and exploit the National Lampoon brand in all media.

      The transactions contemplated by the Agreement are subject to due diligence and financing contingencies. Subject to the provisions of the Agreement, the transactions are scheduled to close within 90 days.

      This summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.    Letter Agreement, dated as of March 5, 2001, by and between the
            Registrants and the Issuer.


                                (Page 4 of 5 Pages)

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2001


/s/ Daniel S. Laikin
--------------------
    Daniel S. Laikin


/s/ Paul Skjodt
--------------------
    Paul Skjodt


                                (Page 5 of 5 Pages)